Exhibit 15.2

LETTER OF S.R. SNODGRASS, A.C.

November ___, 2004

The Board of Directors
F.N.B. Corporation, as successors by merger
to Slippery Rock Financial Corporation

We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Slippery Rock Financial Corporation and subsidiary as of June 30, 2004, and the related consolidated statements of income and comprehensive income for the three and six month periods ended June 30, 2004 and 2003, and the consolidated statement of cash flows for the six-month periods ended June 30, 2004 and 2003, and the consolidated statement of changes in stockholder’s equity for the six-month period ended June 30, 2004, as indicated in our report dated July 16, 2004. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your quarterly report on Form 10-Q for the quarter ended June 30, 2004, is being incorporated by reference in the Form S-4 Registration Statement of F.N.B. Corporation for the registration of 5,900,000 shares of its common stock.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ S.R. Snodgrass, A.C.